UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-15102

Embraer S.A.

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Index

Exhibit 99.1 –  Management’s Discussion and Analysis of Financial Condition and Results of Operations of Embraer S.A. for the nine-month periods ended September 30, 2024 and 2023 and as of September 30, 2024.

Exhibit 99.2 –  Embraer S.A.’s Unaudited Condensed Consolidated Interim Financial Statements for the nine-month periods ended September 30, 2024 and 2023 and as of September 30, 2024.

Exhibit 99.3 – Certain Changes to 2023 Form 20-F

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 filed with the Securities and Exchange Commission on February 5, 2025 and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia

Name: Antonio Carlos Garcia
Title: Executive Vice President of Finance and Investor Relations